SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

3 November 2005

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 3 November 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                                            PROTHERICS PLC

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES

3 November 2005: Protherics PLC (the "Company"), the biopharmaceutical company focused on critical care and oncology, received notification on 2 November 2005 from AXA Investment Managers UK Limited on behalf of AXA S.A. and its Group companies (the "AXA
Group") that, as a result of the acquisition of Framlington Investment Management Ltd by AXA Investment Managers Ltd, the consolidated holding of the AXA Group on 2 November 2005 was 31,166,615 ordinary 2p shares ("Ordinary Shares") in the capital of the Company
(12.72%).

The shares are represented by a non beneficial interest in 31,156,615 Ordinary Shares (12.72%) held by Framlington Investment
Management Ltd and a beneficial interest of 10,000 Ordinary Shares (0.004%) held by Sun Life Pensions Management Ltd.

                                                                 ENDS

Enquiries:

Protherics PLC
Barry Riley                                      01928 518000
Finance Director

Code Securities Limited
Charles Walker                                   020 7776 1206

END